DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4560

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

File No. 82-5151

March 13, 2002

Re: **Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission a press release *"Telefônica Data Brasil Holding S.A. Announces Its General Extraordinary Shareholders' Meeting"* dated March 12, 2002.

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-4560.

Very truly yours,

Lillian R. Saldanha

Lillian R. Saldanha
Legal Assistant

Enclosure
cc w/ enc: Charles Allen

dlw 3/19

Telefônica

ANNOUNCES ITS GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING

March 12, 2002. (02 page)

For more information, contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel: (55-11) 3549-7200
Fax: (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.net.br

(São Paulo – Brazil), (March 12, 2002) -- Telefônica Data Brasil Holding S/A announces that its General Extraordinary Shareholders' Meeting will take place in its headquarters at Brigadeiro Faria Lima Avenue, 1188, auditorium, at 11am, on April 4th, 2002, with the purpose of discussing the following :

In General Shareholders' Meeting

1. Examine, discuss, and vote on the financial statements of the Company and its consolidated subsidiaries for the fiscal year ended 12/31/01;

2. Discuss the allocation of the fiscal year results;

3. Elect members of the Audit Committee; and

4. Establish the remuneration for the members of the Board of Directors, the Administrative Council and the Audit Committee.

In Extraordinary Shareholders' Meeting

1. Approval of the Capital increase, as approved by the Board of Directors' meeting held on February 26th, 2002. The global value for the corporate capital increase totals four hundred and ninety-five million, eighty thousand and four hundred and ninety-six reais, and ninety-seven cents (R$ 495,080,496.97), with the issuance of five hundred and seventy-seven billion, four hundred and eighty-eight million, forty thousand and three hundred and twenty-five (577,488,040,325) new shares. The issuance price of the new shares will be (R$ 0.8573) per lot of 1000 common or preferred shares, being one hundred and ninety-three billion, three hundred and ninety-three million, six hundred and sixty-one thousand and nine hundred and five (193,393,661,905) registered

common shares and three hundred and eighty-four billion, ninety four million, three hundred and seventy-eight thousand and four hundred and twenty (384,094,378,420) registered preferred shares. The company's corporate capital will be increased from two hundred and seven million, seven hundred and ninety-nine thousand, three hundred and seventy-seven reais and ninety-five cents (R$ 207,799,377.95) to seven hundred and two million, eight hundred and seventy-nine thousand, eight hundred and seventy-four reais and ninety-two cents (R$ 702,879,874.92), being divided into one trillion, seventy-one billion, one hundred and fifty-three million, three hundred and eighty-five thousand and nine hundred and sixty-two (1,071,153,385,962) registered shares, of which three hundred and fifty-eight billion, seven hundred and sixteen million, one hundred and thirty-one thousand and four hundred and thirty-one (358,716,131,431) are common shares and seven hundred and twelve billion, four hundred and thirty-seven million, two hundred and fifty-four , five hundred and thirty-one (712,437,254,531) are preferred shares, all without par value, in the consequence of the reform of the 5th article of the Company By-Laws and its consolidation.

General Instructions

A) Proxies must be filed no later than 11:00 a.m. São Paulo time, on April 1st, 2002, with the General Secretary at Avenida Brigadeiro Faria Lima # 1118, 13th Floor.

B) Shareholders with fungible custody of registered shares on the stock exchange wishing to attend the meeting must present a certificate stating their holdings. The certificate must be issued at the same day, by a custodial agent and must be presented no later than 11:00 a.m. on April 1st 2002, prior to the meeting at Avenida Brigadeiro Faria Lima # 1118, 13th Floor.

Eduardo Fernando Caride
Chairman of The Board